As filed with the Securities and Exchange Commission on November 14, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FC GLOBAL REALTY INCORPORATED

(Exact name of registrant as specified in its charter)

Nevada	59-2058100
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

410 Park Avenue 14th Floor

New York, NY 10022

(215) 619-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Suneet Singal
Chief Executive Officer

410 Park Avenue 14th Floor

New York, NY 10022

(215) 619-3600

Copies to:

Louis A. Bevilacqua, Esq.

BEVILACQUA PLLC

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

(202) 869-0888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by the selling stockholders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value	879,234(3)	$0.97	$852,856.98	$106.18
Common Stock, $0.01 par value	3,091,700(4)	$0.97	$2,998,949.00	$373.37
Common Stock, $0.01 par value	7,941,866(5)	$0.97	$7,703,610.02	$959.10
Common Stock, $0.01 par value	34,328,714(6)	$0.97	$33,298,852.58	$4,145.71
Common Stock, $0.01 par value	25,000,000(7)	$3.00(9)	$75,000,000.00	$9,337.50
Common Stock, $0.01 par value	6,380,680(8)	$0.97	$6,189,259.60	$770.56
Total	77,622,194		$126,043,528.18	$15,692.42

(1)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low closing prices of the registrant’s common stock on the Nasdaq Capital Market on November 13, 2017.

(3)	Represents shares of common stock issued to the selling stockholders pursuant to the terms of that certain Interest Contribution Agreement, dated March 31, 2017, by and among First Capital Real Estate Operating Partnership, L.P., First Capital Real Estate Trust Incorporated, FC Global Realty Operating Partnership, LLC, and the registrant, as amended (the “Contribution Agreement”).

(4)	Represents shares of common stock that may be issued upon the conversion of shares of Series A Convertible Preferred Stock that have been issued to a selling stockholder pursuant to the Contribution Agreement.

(5)	Represents additional shares of common stock that may be issued to a selling stockholder upon the Mandatory Entity Interest Closing (as defined in the Contribution Agreement).

(6)	Represents additional shares of common stock that may be issued to a selling stockholder upon the Optional Entity Interest Closing (as defined in the Contribution Agreement).

(7)	Represents additional shares of common stock that may be issued upon conversion of a warrant that may be issued to a selling stockholder upon the Optional Entity Interest Closing (as defined in the Contribution Agreement).

(8)	Represents shares of common stock that may be issued upon the conversion of Secured Convertible Payout Notes due October 12, 2018 that have been issued to selling stockholders.

(9)	Calculated in accordance with Rule 457(g) based upon the exercise price of the warrants held by selling stockholders named in this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2017

77,622,194 Shares

FC Global Realty Incorporated

Common Stock, $0.01 par value

____________________________

This prospectus relates to 77,622,194 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

●	879,234 shares of common stock issued to First Capital Real Estate Operating Partnership, L.P., or the Contributor, pursuant to the terms of that certain Interest Contribution Agreement, dated March 31, 2017, by and among the Contributor, First Capital Real Estate Trust Incorporated, FC Global Realty Operating Partnership, LLC, and our company, as amended (which we refer to as the Contribution Agreement);

●	3,091,700 shares of common stock that may be issued upon the conversion of 123,668 shares of Series A Convertible Preferred Stock that have been issued to the Contributor pursuant to the Contribution Agreement;

●	7,941,866 additional shares of common stock that may be issued to the Contributor upon the Mandatory Entity Interest Closing (as defined in the Contribution Agreement);

●	34,328,714 additional shares of common stock that may be issued to the Contributor upon the Optional Entity Interest Closing (as defined in the Contribution Agreement);

●	25,000,000 additional shares of common stock that may be issued upon conversion of a warrant that may be issued to the Contributor upon the Optional Entity Interest Closing; and

●	6,380,680 shares of common stock that may be issued upon the conversion of the principal and interest of Secured Convertible Payout Notes due October 12, 2018 that have been issued to certain selling stockholders.

The selling stockholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

We will not receive any proceeds from the sales by the selling stockholders, but we will receive funds from the exercise of warrants held by a selling stockholder, if exercised for cash.

Our common stock is traded on the Nasdaq Capital Market under the symbol “FCRE”. On November 13, 2017, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.97.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is        , 2017

TABLE OF CONTENTS

This prospectus constitutes part of the registration statement on Form S-3 we filed with the U.S. Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act. It omits some of the information contained in the registration statement, including the exhibits to the registration statement, and reference is made to the registration statement for further information with respect to us and the securities being offered by the selling stockholders. The registration statement, including the exhibits, can be read on the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance, reference is made to the copy of the document as filed.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. The information contained in this prospectus, and the documents incorporated by reference herein, are accurate only as of the date such information is presented. You should also read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be amended from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

i

PROSPECTUS SUMMARY

The following summary contains basic information about our company and the offering by the selling stockholders. It does not contain all of the information that is important to you. We encourage you to carefully read this prospectus in its entirety and the documents to which we refer you.

In this prospectus, unless otherwise specified or the context otherwise requires, references to “we,” “us,” “our,” and “our company” refer to FC Global Realty Incorporated (formerly PhotoMedex, Inc.) and its consolidated subsidiaries.

Our Company

Our company, founded in 1980, is transitioning from its former business as a skin health company to a real estate investment company holding investments in a variety of current and future projects, including future projects such as high-end value hotels and resort communities, residential developments, and existing selected commercial properties such as gas station sites, as described further in this prospectus.

Until the recent sale of our consumer products division to ICTV Brands, Inc. on January 23, 2017, which was our last significant business unit, we were a global skin health company providing integrated disease management and aesthetic solutions to dermatologists, professional aestheticians and consumers. Starting in 2014, we began to sell off certain business units and product lines and on January 23, 2017, we sold the last remaining major product line, our consumer products division. Following this transaction, we had only minimal operations and assets, which included our Light and Heat Energy, or LHE, product line, which is of immaterial value to our company. We are in the process of selling the remaining inventory and assets of this business line, after which time we will no longer operate this business.

As a result of the Contribution Transaction described below, we became a real estate investment company for the purpose of investing in a diversified portfolio of quality commercial and residential real estate properties and other real estate investments located both throughout the United States and internationally.

We are focused on opportunistic real estate development investments in undervalued properties with solid growth fundamentals. Our core business can be segmented into two primary areas: hospitality-oriented development opportunities; and mixed-use urban infill master plan development opportunities in secondary markets. Our primary focus is on secondary markets that have not seen the cap-rate compression that primary markets have experienced. We believe that dislocations in the capital markets have prevented quality regional developers from accessing the capital required to bring projects to market, and we intend to fill this void and invest opportunistically through joint ventures, mergers and acquisitions and asset purchases in those secondary markets. Our international asset base has a focus on global hospitality while our domestic focus relates to hospitality, urban infill and mixed-use projects. From time to time, we will acquire stabilized cash flowing properties to support our operations as we complete build out of our value add investment assets.

We will also continue to operate the LHE product line until such time as the remaining inventory and assets have been disposed of, defend and prosecute the existing litigation involving our company, and will consider other strategic investments or alternatives for our company.

Contribution Transaction

On March 31, 2017, we entered into the Contribution Agreement with the Contributor, First Capital Real Estate Trust Incorporated, or the Contributor Parent (the Contributor and the Contributor Parent are sometimes referred to in this prospectus as the Contributor Parties), and FC Global Realty Operating Partnership, LLC, a Delaware limited liability company and our wholly-owned subsidiary, or the Acquiror. On August 3, 2017, the parties entered into Amendment No. 1 to the Contribution Agreement and on October 11, 2017, the parties entered into Amendment No. 2 to the Contribution Agreement. Pursuant to the Contribution Agreement, as amended, the Contributor may contribute certain real estate assets to the Acquiror in a series of three installments no later than December 31, 2017. In exchange, the Contributor will receive shares of our common stock and newly designated Series A Convertible Preferred Stock as described below. We refer to this transaction as the Contribution Transaction.

First Contribution

In the first contribution installment, which had an initial closing on May 17, 2017 (referred to in this prospectus as the Initial Closing), the Contributor transferred or agreed to transfer $10 million of assets to the Acquiror, consisting of the following:

●	three vacant land sites slated for development as gas stations located in northern California,

●	a 75% interest in a limited liability company that owns a vacant land site slated for development as a gas station, located in Northern California; and

●	an interest in a limited liability company which owns property located in Los Lunas, New Mexico being developed as a single family residential development. As described below, the Contributor Parent agreed to transfer its 17.9133% interest in this limited liability company, which we refer to as the Avalon Interest, within 30 days following the Initial Closing.

Pursuant to the terms and conditions of an Agreement to Waive Closing Deliverables, dated as of May 17, 2017, the Contributor agreed to deliver the Avalon Interest to the Acquiror, in up to two installments, on or before the thirtieth (30th) calendar day following the Initial Closing, with the first of the Installments, a 6% interest, being delivered to the Acquiror as soon as practicable following the Initial Closing but in any event prior to the thirtieth (30th) calendar day following the Initial Closing. The transfer both installments of the Avalon Interest was completed on June 26, 2017. Notwithstanding that the Contributor did not complete the transfer of the Avalon Interest to the Acquiror at the Initial Closing, the parties agreed that the Acquiror would be entitled to all economic benefits of ownership of the Avalon Interest (as if the Acquiror were the Contributor) from and after the date of the Initial Closing.

The proposed gas station sites are located in Atwater and Merced, California and have an appraised value of $2.6 million. The residential development in New Mexico consists of 251, non-contiguous, single family residential lots and a 10,000 square foot club house. 37 lots have been finished, and the remaining 214 are platted and engineered lots. The appraised value of this property is approximately $7.4 million.

In exchange for these assets, we issued to the Contributor 879,234 shares of our common stock, which represented approximately 19.9% of our issued and outstanding common stock immediately prior to the Initial Closing, at a Per Share Value (as described below) of $2.5183, or $2,214,175 in the aggregate. We issued the remaining $7,785,825 of the approximately $10 million consideration to the Contributor in the form of 123,668 shares of our newly designated non-voting Series A Convertible Preferred Stock. Each share of the Series A Convertible Preferred Stock is convertible into 25 shares of our common stock, subject to the satisfaction of certain conditions, including stockholder approval of such conversion.

The number of shares of common stock issued to the Contributor and to be issued upon conversion of the Series A Convertible Preferred Stock was determined by dividing the $10 million value of the assets by $2.5183, a specified price per share value which represents a 7.5% premium above the volume-weighted average price, or VWAP, of all on-exchange transactions in our common stock executed on The NASDAQ Stock Market LLC, or Nasdaq, during the forty-three (43) trading days prior to the trading day immediately prior to the public announcement of the transaction by our company and the Contributor Parent, as reported by Bloomberg L.P. (which we refer to as the Per Share Value).

We also assumed the obligations of the Contributor and its affiliates under certain agreements covering the delivered assets, including an Operating Agreement of Central Valley Gas Station Development, LLC, a Delaware limited liability company, dated January 28, 2013, and all amendments thereto; the Operating Agreement of Avalon Jubilee, LLC, a New Mexico limited liability company, dated as of May 16, 2012, and all amendments thereto; a Development Services Agreement, dated September 15, 2015, by and between UR-FC Contributed Assets, LLC, a Delaware limited liability company, as owner, and Land Strategies, LLC, a Nevada limited liability company, as developer, with respect to real property owned by Avalon Jubilee, LLC; and a Construction Contract dated, November 19, 2014, between Central Valley Gas Stations Development, LLC, as owner, and First Capital Builders, LLC, as contractor, with respect to the project known commonly as Green Sands and Buhach Rd., Atwater, CA. The Acquiror expects to enter into amended operating agreements with respect to some or all of these entities.

Additionally, we assumed those ancillary agreements, commitments and obligations with respect to the delivered assets specified in that certain Assignment and Assumption Agreement, dated as of May 17, 2017.

As a condition to the Initial Closing, certain of our existing stockholders and certain entities who may become stockholders as a result of the transactions contemplated by the Contribution Agreement entered into a Lock-Up and Resale Restriction Agreement, effective as of May 17, 2017, pursuant to which these stockholders agreed to certain restrictions on transfer of their shares.

Under the Contribution Agreement, at the Initial Closing our Board must consist of seven (7) persons of whom three (3) shall be designated by our company, three (3) shall be designated by the Contributor Parent, and one (1) Nonaffiliated Director shall be selected by the other six (6) directors; provided, however, that at least four (4) of the members of the Board as so designated shall be Independent Directors. Of the Board designees of the parties, one (1) of our designees shall be an Independent Director, two (2) of the Contributor Parent’s designees shall be Independent Directors and the Nonaffiliated Director shall be an Independent Director.

In accordance with the foregoing, at the Initial Closing, Lewis C. Pell, Yoav Ben-Dror and Stephen P. Connelly resigned from our Board, Dolev Rafaeli, Dennis M. McGrath and Michael R. Stewart were designated by our company, and Suneet Singal, Richard J. Leider and Dr. Bob Froehlich were designated by the Contributor Parent to serve as members of the Board. The seventh director, Darrel C. Menthe, was designated and appointed to the Board by the other directors. Dr. Bob Froehlich, Michael R. Stewart and Darrel C. Menthe were appointed to our Audit Committee, with Mr. Stewart serving as the Chair of the Audit Committee. Richard J. Leider, Michael R. Stewart and Darrel C. Menthe were appointed to our Compensation Committee, with Mr. Leider serving as the Chair of the Compensation Committee. Richard J. Leider, Michael R. Stewart and Darrel C. Menthe were appointed to our Nominations and Corporate Governance Committee, with Dr. Froehlich serving as the Chair of the Nominations and Corporate Governance Committee.

Additionally, the following officer changes became effective as of the Initial Closing:

●	Dr. Dolev Rafaeli, Dennis McGrath, and Dr. Yoav Ben-Dror resigned from their positions as officers of the Company and its subsidiaries and we acknowledged and agreed that the resignations of Messrs. Rafaeli, McGrath and Ben-Dror constitute valid terminations of their respective employment agreements for “Good Reason” (as that term is defined in their respective employment agreements) and the Board consented to the waiver of the notice requirements and cure periods as described in their respective resignation letters and confirmed that each of Messrs. Rafaeli and McGrath are entitled to all of the compensation described in Section 7(c) of their respective employment agreements for the remainder of the term of such employment agreements.

●	Suneet Singal was appointed as Chief Executive Officer of our company and Stephen Johnson was appointed the Chief Financial Officer of our company.

●	Dr. Ben-Dror resigned as managing director of our foreign subsidiaries, including Radiancy (Israel) Limited and Photo Therapeutics Limited in the United Kingdom, and agreed to enter into a non-compete agreement with our company and support the transition of his respective Board duties in lieu of his agreement for lock-up of his shares, and he will be entitled to all his compensation through a term that matches the term of Messrs. Rafaeli and McGrath.

●	Mr. George Hopmeier and Ms. Lana Green have also resigned as managing directors of Photo Therapeutics.

●	Mr. Singal replaced Dr. Ben-Dror as director of our foreign subsidiaries.

Second Contribution

The Contributor Parent is also required to contribute two additional property interests valued at $20 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This second installment is mandatory. The closing of this second installment is the Mandatory Entity Interest Closing defined in the Contribution Agreement.

The Contributor Parent must contribute to the Acquiror either its 100% ownership interest in a private hotel that is currently undergoing renovations to convert to a Wyndham Garden Hotel, or cash proceeds from the sale of the property. This 265 room full service hotel is located in Amarillo, Texas and has an appraised value of approximately $16 million, with an outstanding loan of $10.6 million. Before contributing the property to the Acquiror, the Contributor Parent must resolve a lawsuit concerning ownership of the property. Only when the Contributor Parent has confirmed that it is the full and undisputed owner of the property may it contribute that interest to the Acquiror. However, the Contributor has received an offer to purchase the property from an unrelated third party, and the Acquiror has agreed to accept a minimum of $5.89 million in cash from that sale in place of the property, the difference between the appraised value and outstanding loan, so long as the sale is consummated not later than October 18, 2017, with the contribution of cash to be made no later than October 23, 2017. As the sale was not completed by the stated deadline, the Contributor Parent is now re-evaluating how best to contribute this asset to our company.

Additionally, we issued a promissory note to the Contributor under which we loaned the Contributor a principal amount of up to $145,000 and an origination fee of $7,500, with interest thereon of 20% per annum, so that the Contributor could make certain payments due to vendors of the Amarillo hotel to ensure their continued provision of services to the Amarillo hotel during the pendency of the sale of this property. The loan was due September 1, 2017, but has not been paid. Suneet Singal, our Chief Executive Officer, has agreed to freeze his salary from and pledge it as repayment should the loan, origination fee and/or accrued interest be unpaid on that date. We also reserved the right to claw back a portion of the shares issued to the Contributor in the Initial Closing, in an amount equal to the disbursed but unpaid principal amount, the origination fee, and any accrued but unpaid interest.

In addition, the Contributor Parent must contribute to the Acquiror its interest in Dutchman’s Bay and Serenity Bay, two planned full service resort hotel developments located in Antigua and Barbuda in which the Contributor Parent owns a 75% interest in coordination with the Antigua government. Serenity Bay is a planned five-star resort comprised of five contiguous parcels (28.33 acres) zoned for hotel and residential use that are planned for 246 units and 80 one, two and three-bedroom condo units. Dutchman’s Bay is a planned four-star condo hotel with 180 guestrooms, 102 two bedroom condos, and 14 three bedroom villas. For the property in Antigua, the Contributor Parent must obtain an amendment to its agreement with the government to extend the time for development of these properties and confirm that all development conditions in the original agreement with the government have been either satisfied or waived.

In exchange for these properties, we will issue to the Contributor 7,941,866 shares of our common stock, which number of shares was determined by dividing the $20 million value of that contribution by the Per Share Value.

Optional Contribution

The Contributor Parent has the option to contribute either or both of two additional property interests valued at $66.5 million if certain conditions as set forth in the Contribution Agreement are satisfied by December 31, 2017. This third installment is optional in the Contributor Parent’s sole discretion. The closing of this third installment is the Optional Entity Interest Closing defined in the Contribution Agreement.

The Contributor Parent may contribute to the Acquiror its interest in a resort development project on an island just south of Hilton Head, South Carolina. The Contributor Parent currently has the property under a letter of intent and expects to close on the property by December 31, 2017. This property is valued by the Contributor Parent at $22.5 million, based upon a senior lending position that the Contributor Parent holds under the letter of intent on this property.

The Contributor Parent also may contribute to the Acquiror a golf and surf club development project on the Baja Peninsula in Mexico. The Contributor Parent also has this property under a letter of intent and expects to close by December 31, 2017. This property is valued by the Contributor Parent at $44 million based on the Contributor Parent’s commitment of $5 million upon closing on this property, plus a commitment for an additional $5 million and a second commitment of $34 million for construction of the project.

In exchange for these properties, we will issue to the Contributor 34,328,714 shares of our common stock, which number of shares was determined by dividing $86,450,000 (130% of the value of that contribution) by the Per Share Value. In addition, we will issue to the Contributor a five (5) year warrant to purchase up to 25,000,000 shares of our common stock at an exercise price of $3.00 per share that shall vest with respect to the number of underlying shares upon the achievement of the milestones specified Contribution Agreement. The number of warrant shares and the exercise price will be equitably adjusted in the event of a stock split, stock combination, recapitalization or similar transaction.

Payout Notes

Under the Contribution Agreement, amounts due to Dr. Dolev Rafaeli and Dennis M. McGrath under their employment agreements, as well as amounts due to Dr. Yoav Ben-Dror for his services as a board member and officer of our foreign subsidiaries, were converted to convertible secured notes in the principal amounts of $3,133,934, $977,666 and $1,515,000, respectively, following approval from our stockholders on October 12, 2017 (which we refer to as the Payout Notes). The Payout Notes are due on October 12, 2018, carry a ten percent (10%) interest rate, payable monthly in arrears commencing on December 1, 2017, and are secured by a security interest in all of our assets pursuant to a security agreement that we entered into with the holders of the Payout Notes on October 12, 2017.

The Payout Notes may not be prepaid by us without the written consent of the holder. Notwithstanding the foregoing, if we sell any of our securities, whether equity, equity-linked or debt securities (which we refer to as a Capital Raising Transaction), prior to the maturity date, then forty percent (40%) of the funds raised in such Capital Raising Transaction shall be used to pay down the Payout Notes on a pro rata basis based upon the relative principal amounts; provided, however, that if the investors in such Capital Raising Transaction stipulate that the proceeds cannot be used to pay down indebtedness, then none of the proceeds of such Capital Raising Transaction shall be used to pay down the Payout Notes on an accelerated basis; provided further, however, that a committee consisting of Board members Michael R. Stewart and Dennis M. McGrath unanimously consent to the use of proceeds from such Capital Raising Transaction.

The principal will convert into shares of our common stock at maturity at the lower of (i) the Per Share Value or (ii) the VWAP with respect to on-exchange transactions in our common stock executed on Nasdaq, or such other trading market that our securities may be trading on, during the thirty (30) trading days prior to the maturity date; provided, however, that the value of our common stock shall in no event be less than $1.75 per share. In the event that the conversion price on the maturity date is lower than $1.75 per share, then we may, in our discretion undertaken by a vote of a majority of the disinterested members of our board of directors, elect to either: (i) pay the principal amount in cash to each holder or (ii) extend the maturity date for a period of sixty (60) days, at the conclusion of which the foregoing mechanism for determining the conversion price and repayment shall be determined with finality; provided, however, that at the conclusion of such sixty (60) day period, the $1.75 floor price shall not apply in the determining the conversion price and the shares shall be issued within three (3) business days of the extended maturity date. In addition, each holder of a Payout Note may elect to have a monthly interest payment paid in shares of our common stock, at the VWAP with respect to on-exchange transactions in our common stock executed on Nasdaq, or such other trading market that our securities may be trading on, during the thirty (30) trading days ending five (5) trading days prior to the applicable interest payment date. This prospectus includes registration of 6,380,680 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Notes.

The Payout Notes contain standard events of default, including: (i) if we shall default in the payment of the principal amount or any interest as and when the same shall become due and payable; or (ii) if we shall violate or breach to a material extent any of the representations, warranties and covenants contained in the Payout Notes or the security agreement and such violation or breach shall continue for thirty (30) days after written notice of such breach shall been received by us from the holder; or (iii) in the event of any voluntary or involuntary bankruptcy, liquidation or winding up of our company, as more particularly described in the Payout Notes.

Conditions to the Contribution Transaction

Each of the first contribution, second contribution and optional contribution are subject to customary closing conditions and certain other specific conditions, including the following:

●	The first contribution was subject to the following conditions:

o	The entry into a registration rights agreement requiring us to register for resale the shares being issued in connection with the Contribution Transaction;

o	The entry into a lock up agreement that restricts the transfer of our shares that are held by certain of our affiliates and certain affiliates of the Contributor Parent;

o	The restructuring of our Board as described above;

o	The resignation of certain of our officers as described above; and

o	The entry into an employment agreement with Mr. Suneet Singal, who became our new Chief Executive Officer at the closing of the first contribution.

●	The second contribution is subject to the following conditions:

o	If the property in Antigua is contributed, the Citizenship by Investment Unit must have approved the project for purposes of the Citizen By Investment Program;

o	The memorandum of agreement, dated July 28, 2015, among Brown McLennon, First Capital Real Estate Investment and the Government of Antigua and Barbuda shall have been amended to reflect that Brown McLennon’s expected 24 units in the LLC (as defined in the memorandum of agreement) have been transferred to First Capital Real Estate Investment and certain of the conditions specified in the memorandum of agreement shall have been satisfied or irrevocably waived by the Government of Antigua and Barbuda and no new material conditions shall have been substituted therefor; and

o	If the property in Amarillo is contributed, the dispute between the Contributor and Silverlake Park, LLC shall have been finally adjudicated or settled in favor of the Contributor.

●	The third contribution is optional in the discretion of the Contributor, but is also subject to the condition that if the property in Mexico is contributed, then there must be in place a design and marketing agreement with a design firm owned by Tiger Woods or another celebrity golfer of equivalent stature under which all contractual obligations of the parties have been fully performed through such date and the design and marketing agreement must require the design firm to design the golf course at the property and permit it to utilize the name and likeness of the celebrity golfer to promote the golf course for a period of at least ten (10) years.

In each case, our Board will determine whether or not the pre-contribution conditions have been satisfied before accepting the property interests and issuing shares of our common stock to the Contributor.

The Contribution Agreement is subject to the usual pre- and post-closing representations, warranties and covenants, and restricts our conduct to that in the ordinary course of business between the signing and December 31, 2017.

For more information regarding the Contribution Transaction, as well as a copy of the Contribution Agreement, please see our Current Reports on Form 8-K filed with the SEC on April 3, 2017, May 19, 2017 and August 3, 2017.

Corporate Information

Our executive offices are located at 410 Park Avenue 14th Floor, New York NY 10022, and our telephone number is (215) 619-3600. Our corporate website is located at www.photomedex.com. We make available free of charge through our corporate Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Securities offered

This prospectus relates to 77,622,194 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

●     879,234 shares of common stock issued to the Contributor pursuant to the Contribution Agreement;

●     3,091,700 shares of common stock that may be issued upon the conversion of 123,668 shares of Series A Convertible Preferred Stock that have been issued to the Contributor pursuant to the Contribution Agreement;

●     7,941,866 additional shares of common stock that may be issued to the Contributor upon the Mandatory Entity Interest Closing (as defined in the Contribution Agreement);

●     34,328,714 additional shares of common stock that may be issued to the Contributor upon the Optional Entity Interest Closing (as defined in the Contribution Agreement);

●     25,000,000 additional shares of common stock that may be issued upon conversion of a warrant that may be issued to the Contributor upon the Optional Entity Interest Closing; and

●     6,380,680 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Notes.

Common stock outstanding	5,240,328 shares (as of November 13, 2017).
Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale under this prospectus. We will receive none of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive up to approximately $75 million from the exercise of the warrants held by a selling stockholder, if exercised for cash. See “Use of Proceeds” below.
Risk factors	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.
Trading market	Our common stock is traded on the Nasdaq Capital Market under the symbol “FCRE”.

The number of shares of our common stock outstanding as of November 13, 2017 does not include:

●	64,500 shares of common stock issuable upon exercise of warrants;

●	155,894 shares of common stock issuable upon exercise of options issued under our equity incentive plans;

●	588,857 shares of common stock available for future issuance under our Amended and Restated 2005 Equity Compensation Plan;

●	71,865 shares of common stock available for future issuance under our Amended and Restated 2000 Non-Employee Director Stock Option Plan; and

●	3,091,700 shares of common stock that may be issued upon the conversion of shares of Series A Convertible Preferred Stock that have been issued to the Contributor pursuant to the Contribution Agreement.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors discussed below, together with all the other information contained in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act incorporated by reference into this prospectus, before deciding whether to purchase any of the securities being offered by this prospectus. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment.

Risks Relating to the Contribution Transaction

Failure to complete Contribution Transaction could negatively impact the stock price and the future business and financial results of our company.

As noted under “Risk Factors Relating to our Business Generally” below, our financial condition as of June 30, 2017 raises substantial doubt about our ability to continue as a going-concern. We anticipate that the acquisition of the new line of business pursuant to the Contribution Agreement will bring renewed liquidity and growth to our company; however, there is no assurance that we or the Contributor Parties will receive any necessary regulatory approvals or satisfy the other conditions to the completion of the Contribution Transaction. If the Contribution Transaction is not completed for any reason, we will be subject to several risks, including the possible payment of a termination fee and related costs, the loss of other business ventures as a result of the restriction on our investigation of other avenues of revenue under the Contribution Agreement, and having had the focus of our management directed toward the Contribution Transaction and integration planning and diverted from our other business and other opportunities that could have been beneficial to our company.  In addition, if the Contribution Transaction is not completed, we will not realize any of the expected benefits of having completed the Contribution Transaction and will continue to face the non-transaction related risks outlined below.

If the Contribution Transaction is not completed, the price of our common stock may decline (i) to the extent that the current market price of our stock reflects a market assumption that the Contribution Transaction will be completed and that the related benefits and synergies will be realized, or (ii) as a result of the market’s perceptions that the Contribution Transaction was not consummated due to an adverse change in our or the Contributor Parties’ business or financial positions. Further, if the Contribution Transaction is not completed, the price of our stock could decline as a result of employees, customers, suppliers, and others remaining uncertain about our future prospects in the absence of the Contribution Transaction.

In addition, if the Contribution Transaction is not completed and our Board of Directors determines to seek another merger or business combination, there can be no assurance that such a transaction, if consummated, would create stockholder value comparable to the value that might have been created had the Contribution Transaction been completed.

Litigation against us or the Contributor Parties could result in an injunction preventing completion of the Contribution Transaction, or the payment of damages in the event the Contribution Transaction is completed. Such outcomes could adversely affect our business, financial condition or results of operations.

One of the conditions to the closing of the Contribution Transaction is that no order issued by a governmental authority of competent jurisdiction or law or other legal restraint or prohibition making the transaction illegal or permanently restraining, enjoining, or otherwise prohibiting or preventing the consummation of the transaction be in effect. Consequently, if any plaintiffs in a litigation against us or the Contributor Parties, or any of their respective directors, secures injunctive or other relief prohibiting, delaying, or otherwise adversely affecting our ability to complete the Contribution Transaction, such injunctive or other relief may prevent the Contribution Transaction from becoming effective within the expected time frame or at all. If completion of the Contribution Transaction is prevented or delayed, substantial costs to our company could result. In addition, we could incur significant costs in connection with lawsuits, including costs associated with the indemnification of our directors and officers.

If all stages of the Contribution Transaction are completed, we may not be able to successfully integrate the acquired real estate business or realize the anticipated benefits of the Contribution Transaction.

Realization of the anticipated benefits in the Contribution Transaction will depend on our ability to successfully integrate the operations of the real estate development business into our company. A successful integration will require that we devote significant management attention and resources to integrating our business practices, operations, and support functions into a public company structure. The challenges we may encounter include preserving customer, supplier, and other important relationships and resolving potential conflicts that may arise as a result of the Contribution Transaction, addressing differences in business cultures, preserving employee morale, and retaining key employees while maintaining focus on meeting our operational and financial goals and the real estate development business, and adequately addressing other business integration issues.  The process of integrating a real estate development business, the diversion of management’s attention from other business efforts, and any subsequent delays in the integration process, could adversely affect our business and financial performance and the market price of our stock.

Following the Contribution Transaction, we may be unable to retain key employees.

The success of our company after the Contribution Transaction will depend in part upon our ability to retain key employees who may depart either before or after the Contribution Transaction because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with our company following the Contribution Transaction. Accordingly, no assurance can be given that we will be able to retain key employees to the same extent as in the past.

The Contribution Agreement limits our ability to pursue an alternative acquisition proposal and requires that we pay a termination fee if we do.

The Contribution Agreement prohibits us from soliciting, initiating, encouraging, or facilitating certain acquisition proposals with any third party, subject to exceptions set forth in the Contribution Agreement.  The Contribution Agreement also provides for the payment by either party of a termination fee of the cost incurred by the non-terminating party in negotiating the transaction, if the other party terminates the Contribution Agreement.  These provisions limit our ability to pursue offers from third parties that could result in greater value to our stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an acquisition proposal with us.

Our ability to use our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited as a result of “ownership changes” of our company caused by the Contribution Transaction. In addition, the amount of such carryforwards could be subject to adjustment in the event of an examination by the Internal Revenue Service.

If a corporation undergoes an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, as a result of the acquisition, the amount of our pre-change net operating losses, or NOLs, that may be utilized to offset future taxable income will be subject to an annual limitation. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the applicable testing period (generally three years). The annual limitation generally is determined by multiplying the value of the corporation’s stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by recognized built-in gains or reduced by recognized built-in losses in the assets held by the corporation at the time of the ownership change. Similar rules and limitations may apply for state income tax purposes.

Our NOLs, which for federal income tax purposes expire over the next 20 years, may be subject to an annual limitation under Section 382 of the Code as a result of the completion of one or more stages of the Contribution Transaction.  Consequently, our ability to utilize our pre-change NOLs may be subject to an additional layer of limitations imposed by Section 382 of the Code. The amount of the NOL carryforwards is subject to review and audit by the Internal Revenue Service, or the IRS, and there can be no assurance that the benefit of such NOL carryforwards will be fully realized.

The Contribution Transaction may not qualify for special tax treatment, for example, as a tax-free reorganization for U.S. federal income tax purposes, resulting in certain stockholders’ recognition of taxable gain or loss in respect of their stock.

There is currently no opinion as to whether the Contribution Transaction will qualify for special tax treatment, as, for example, a tax-free reorganization for U.S. federal income tax purposes. Moreover, there is no requirement we take all actions to ensure that the Contribution Transaction so qualifies and, therefore, no assurance can be given that the Contribution Transaction will qualify for any certain tax treatment, including as a tax-free reorganization, or that the IRS or the courts will not assert that the Contribution Transaction fails to qualify as such. If the Contribution Transaction does not qualify as a tax-free reorganization, some holders of stock may be required to recognize gain or loss or incur other taxable consequences as a result of the Contribution Transaction.

Risks Relating to Our Real Estate Investment Business

We are entering into a new business line and, therefore, there is only a limited history upon which investors can evaluate our performance and our future business prospects.

We have entered into the Contribution Agreement with the Contributor Parties, pursuant to which the Contributor Parties will contribute real estate assets to our company on a staggered schedule, beginning with the contribution of $10 million in assets that was completed on May 17, 2017.  This Contribution Agreement represents a new business line for our company, which has no experience in the real estate sector.  We will be relying on the experience of the principals of the Contributor Parties for the operation and development of this business line.  As a result, our business will be subject to the substantial risks which are found in the early stages of a new business venture operating in the competitive real estate industry.  Our future growth and development prospects must be evaluated in light of the risks, expenses and difficulties encountered by all companies in such situations, and in particular those companies which operate a business, such as real estate investment, in competitive environments that can be greatly affected by changes in economic conditions.

We are subject to demand fluctuations in the real estate industry. Any reduction in demand could adversely affect our business, results of operations, and financial condition.

Demand for properties similar to those owned by us and expected to be owned by us is subject to fluctuations that are often due to factors outside our control.  We are not able to predict the course of the real estate markets or whether the current favorable trends in those markets can, or will, continue.  In the event of an economic downturn, our results of operations may be adversely affected, and we may incur significant inventory impairments and other write-offs, a major decline in our gross margins from past levels, and substantial losses from operations of this business.

Adverse changes in economic conditions in markets where our real estate investments are or may be made and where prospective purchasers and utilizers of these properties live could reduce the demand for and utilization of these properties and, therefore, adversely affect our operations and financial condition.

The real estate investment business in which we have become involved as a result of our signing of the Contribution Agreement will be conducted in various global locales, including the United States, Mexico and the Caribbean.  Adverse changes in economic conditions in these markets, and in the markets where prospective purchasers and utilizers of our to-be-acquired properties live, could negatively impact those properties and their profitability.  Unfavorable changes in job growth, employment levels, consumer income and spending patterns, a decline in consumer confidence, increases in interest rates, and an oversupply of similar properties, could reduce the demand, and depress the prices we may ask, for these properties, resulting in lower sales and income from these properties and a negative impact on our results of operations and financial condition.

Adverse weather conditions, natural disasters, and other unforeseen and/or unplanned conditions could disrupt our real estate developments.

Adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, floods, droughts, and fires, could have serious impacts on our ability to develop and market individual real estate offerings.  Properties that we look to acquire may also be affected by unforeseen planning, engineering, environmental, or geological conditions or problems, including conditions or problems which arise on third party properties adjacent to or in the vicinity of properties which we expect to own and which may result in unfavorable impacts on our prospective properties.  As our proposed real estate investments are located in multiple countries, with differing climates and geological characteristics, each property will face different known and unknown risks.  Any adverse event or circumstance could cause a delay in, prevent the completion of, or increase the cost of, one or more of these properties expected to be developed and brought to market by us, thereby resulting in a negative impact on our operations and financial results.

If the market value of our real estate investments decreases, our results of operations will also likely decrease.

The market value of each real estate investment will depend on market conditions both locally and globally.  We expect to acquire land for each expansion into a new market at a cost based upon then-current economic conditions.  If local and/or global economic conditions deteriorate, or if the demand for such properties decreases below the levels anticipated at the time of acquisition of a property, we may not be able to make a profit on such property comparable to those profits made by the Contributor Parties in the past. As a result of declining economic conditions, we may experience lower than anticipated or forecast results or profits, and/or may not be able to recover our costs of a project when a property is brought to market.

We rely on subcontractors to construct each property, and on building supply companies to provide components for each property’s construction. The failure of one or more of these subcontractors to properly construct these facilities, or any defects in the components obtained from building supply companies, could adversely affect these properties, and thus our operations.

We engage and rely on subcontractors to perform the actual construction of the buildings upon each property we purchase.  Also, we purchase the components used in our construction projects from third party independent building supply companies.  We utilize industry standard quality control programs, but despite these programs, we may find that subcontractors are utilizing improper construction practices or the components purchased from building supply companies do not perform as specified in the project’s plans.  We may also find that our subcontractors are inadequately capitalized or have insufficient staffing to undertake the required work.  In such events, we may incur substantial additional costs to repair substandard construction at our properties, to comply with the plans and local legal requirements. The cost of satisfying local legal building code obligations may be significant, and we may not be able to recover these costs from our subcontractors, suppliers and/or their respective insurers.

Legal challenges or governmental regulations may delay the start or completion of construction on our projected real estate ventures, increase our expenses, or limit our construction activities, which could have a negative impact on operations.

Each of our current and future real estate developments may experience a delay and/or increased expenses in construction, marketing and/or operation due to legal challenges to the development.  These challenges may be brought by private parties or by governmental authorities, resulting in delays in the start or completion of each project’s construction or requiring changes to the design or construction of each development.  Any delay or change in a development’s construction would result in increased expenses to us in the development of the property, which could in turn negatively impact our financial results with respect to that development and with respect to our overall operations.

Numerous governmental authorities are typically involved in each new development project, and such authorities have broad discretion in exercising their approval authority.  Various local, state, and federal statutes, ordinances, rules, and regulations concerning building, zoning, sales, and similar matters apply to and/or affect the real estate development industry and govern matters including construction, marketing, sales, operation, lending, and other activities concerning each development.  In the United States, there have been numerous changes in regulations that limit the availability or use of land, including regulations which limit growth in certain communities, the use of utilities including water and sewer outlets, road construction and utilization, and other related matters.  Each jurisdiction in which we expect to invest in real estate development will have different and varying levels of regulation which must be taken into account when planning and implementing such developments.  For example, we may be required to change or modify our plans due to alterations in local planning or laws.  As a result, we could incur substantial costs related to compliance with legal and regulatory requirements with regard to each real estate development, negatively impacting our business by causing delays, increasing costs, or limiting our ability to operate in those locations.

If a development project experiences increased costs or shortages of labor or components, or other circumstances beyond our control, there could be delays or increased costs in developing such project, which could negatively impact our finances and operating results.

We plan to have real estate development projects in a number of countries and regions, including the United States, Mexico, and the Caribbean.  Each project may be negatively impacted by local circumstances beyond our control, including labor shortages, disputes and work stoppages, union organizing activities, price changes and delays in availability of building materials and components, and a lack of adequate utility and road infrastructure and services. Any change in these circumstances could delay the start or completion of, or increase the cost of, one or more developments.  We may not be able to recover any additional such costs through an increase in the prices for our properties, and therefore our operating results may be negatively affected.

Changes in tax laws, taxes or fees may increase the cost of each development, and such changes could adversely impact our finances and operational results.

Each development project will be subject to different tax laws, tax levies and governmental fees, depending upon its geographic location.  Any increase or change in such laws, taxes, or fees, including real estate property taxes, and fees to fund schools, open space, utility and road improvements, could increase the cost of a development and thus have an adverse effect on our operations.   Such changes could also negatively impact potential and/or actual users and purchasers of a development because potential buyers may factor such changes into their decisions to utilize or purchase a property.

We will incur significant advance costs in each real estate development before that development begins to generate revenue from sales and/or public usage, and as a result, we may not recover our costs in whole or in part, may recover those costs slower than originally anticipated, or may incur higher costs as a result of any delays in completion of a project, resulting in an adverse impact to our operating results.

We expect to make a number of significant cash outlays for each real estate development before that construction on that development begins, and considerably before any development begins to generate revenue. Such cash outlays will include expenditures to buy, rent, lease or otherwise acquire land, to plan, design and develop a property, to conduct site studies as necessary for development, to provide basic utility and infrastructure access to a property, to obtain permits, licenses, and other required regulatory approvals, to post surety bonds and such other construction guarantees as required by law, and to actually construct the project building(s) and to fully develop a property.  These processes can take up to several years before a development is completed and ready to generate any revenue for us.  The time to complete each development will vary, based on local geographic conditions, legal requirements, regulatory and community concerns, the ability to obtain required construction materials and labor, and other factors that may be unique to each project.  We will face the risk that, during construction, demand for a project may change, alter or decline, and we may be forced to take steps to adjust to these changes in demand, including altering a project and its scope, and selling the property at lower than anticipated or planned prices or at prices that generate lower profit margins or losses.  Inflation, economic changes or downturns, asset carrying costs (including interest on funds that are used to acquire land and/or construct a building) may also be generated and may be significant.  As a result of these factors, we may experience adverse impacts on our operating results, and if a development experiences a significant decline in value, we may also be required to recognize material write-downs of the book value of a project building in accordance with U.S. generally accepted accounting principles.

The real estate industry is highly competitive and if other property developers are more successful or offer better value to customers, our business could suffer.

The real estate industry is highly competitive, regardless of locale, and we will face competitors in each location where we develop, construct, market, sell and/or operate real estate ventures.  Competitors will range from small local companies to large international conglomerates with financial resources much greater than those of our company.  We have to compete in each market for land, raw materials, construction components, financing, environmental resources, utilities, infrastructure, labor, skilled management, governmental permits and licensing and other factors critical to the successful development of each project.  We compete against both new and existing developments and developers.  Any increase in or change to any competitive factor could result in our inability to begin or complete development of a project in a timely manner, increased costs for the design, development and completion of a project, and/or higher costs and/or lower revenues from the marketing, sales and/or operation of a development.  As a result, we may experience lower revenue and decreased profits due to these factors, impacting our operations and our overall financial results.

Future terrorist activity and/or international instability could adverse impact our real estate developments and financial operations.

We expect to operate real estate developments in a variety of locales, including the United States, Mexico and the Caribbean.  A terrorist attack against the United States or other foreign country, an increase in terroristic threats or suspected activity, and/or an increase in domestic or international instability, whether or not located in a country in which we have real estate assets, could significantly affect our business by slowing, delaying or halting construction of real estate developments, increasing the cost of such developments, and/or reducing the sales and/or usages of such properties, thereby adversely affect our business.

We may incur environmental liabilities with respect to our development projects.

The properties we will target for investment will be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former use of the site. Environmental laws may result in delays, may cause us to incur substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. Furthermore, under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs or removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and our liability therefor as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of our company. The presence of such substances, or the failure to properly remediate contamination from such substances, may adversely affect our ability to sell the real estate or to borrow using such property as collateral.

If we fail to diversify our real estate investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our income and assets than if we had a diversified development property portfolio.

We are not required to observe specific diversification criteria. Therefore, our target portfolio may at times be concentrated in certain asset types that are subject to higher risk of foreclosure, or secured by assets concentrated in a limited number of geographic locations. To the extent that our real estate portfolio will be concentrated in limited geographic regions, types of assets, industries or business sectors, downturns relating generally to such region, type of asset, industry or business sector may result, for example, in tenants defaulting on their lease obligations at a number of properties within a short time period, which may reduce future projected net income and the value of our publicly traded securities and, accordingly, adversely affect our business and prospects.

Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower our valuation.

Certain of the development properties could involve joint ventures, tenant-in-common investments or other co-ownership arrangements with third parties having investment objectives that are may or may not be similar to those of our company for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. We also may purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

●	the possibility that a co-venturer, co-tenant or partner in an investment might become bankrupt;

●	the possibility that the investment may require additional capital that we or our partner do not have, which lack of capital could affect the performance of the investment or dilute our interest if the partner were to contribute our share of the capital;

●	the possibility that a co-venturer, co-tenant or partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;

●	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with the business interests or goals of our company;

●	the possibility that we may incur liabilities as the result of the action taken by our partner or co-investor;

●	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

●	that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect the value of your stock.

The nature of the activities at certain properties could expose us and our operators to potential liability for personal injuries and, in certain instances, property damage claims. For instance, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, pollution, environmental matters or extreme weather conditions such as hurricanes, floods and snow storms that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we will pay for coverage against property and casualty claims. Mortgage lenders generally insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage, bridge or mezzanine loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our planned to-be-acquired properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that it will have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss. In addition, other than the capital reserve or other reserves we may establish, we do not expect to have any contingent sources of funding in place to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in a decreased value attributed to our publicly traded stock.

We could face losses with respect to abandoned predevelopment costs.

The development process inherently requires that a large number of opportunities be pursued with only a few being developed and constructed. We may incur significant costs for predevelopment activity for projects that are abandoned that directly affect our results of operations. We expect to institute procedures and controls that are intended to minimize this risk, but it is likely that there will be predevelopment costs charged to expense on an ongoing basis.

We may not have adequate financing to fund our future property acquisitions and project developments, and such capital resources may not be available to us on commercially reasonable terms, or at all.

The implementation of our new business plan including the prospective acquisition of development properties and the completion of construction projects on such properties will involve considerable sums of capital. We currently do not have any such capital and will be required to raise acquisition, construction and related funds in the future on a project by project basis. We may not be successful in our efforts to raise such funds, or capital that we can acquire may not be reasonably priced. In such a case, we may not be able to successfully effect our new business plan. Such a failure would have a material adverse effect on our financial results, our future business prospects and our public market stock valuation.

Risks Relating to Our Business Generally

Our financial condition as of June 30, 2017 raises substantial doubt about our ability to continue as a going-concern.

As of June 30, 2017, we had an accumulated deficit of $116,345,000. To date, and subsequent to the recent sale of our last significant business unit, we have dedicated most of our financial resources to general and administrative expenses. At present, we are not generating any revenues from operating activities.

Cash and cash equivalents as of June 30, 2017 were $2,329,000, including restricted cash of $250,000. We have historically financed our activities with cash from operations, the private placement of equity and debt securities, borrowings under lines of credit and, in the most recent periods with the sale of certain assets and business units.

On March 31, 2017, we entered into the Contribution Agreement with the Acquiror and the Contributor Parties, under which certain real estate investment properties will be contributed to our company in exchange for the issuance of our capital stock. The closing of the first contribution under the Contribution Agreement occurred on May 17, 2017. However, the assets assumed in such contribution do not represent a business and are not producing cash flows and/or revenues and there is no guarantee that additional contributions under Contribution Agreement will close, or will close on time.

There are no assurances that we will be able to obtain an adequate level of financial resources required for the short and long-term support of our operations or that we will be able to obtain additional financing as needed, or meet the conditions of such financing, or that the costs of such financing may not be prohibitive.

In light of our recent operating losses and negative cash flows and the uncertainty related to the completion of the Contribution Transaction, there is no assurance that we will be able to continue as a going concern.

If we need to raise additional funds to pursue our growth strategy or continue our operations, we may be unable to raise capital when needed.

From time to time, we may seek additional equity or debt financing to make acquisitions or other investments, to provide for capital expenditures, finance working capital requirements, continue our expansion, or increase liquidity. In addition, if our business plans change, general economic, financial or political conditions in our markets change, or other circumstances arise that have a material negative effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly.

Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital, and we cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer.

If we fail to manage our growth effectively, our businesses could be disrupted which could harm our operating results.

We expect to experience growth in our business, both organically and through acquisitions. We expect to make significant investments to enable our future growth. Such growth may place a strain on our management and operations. Our ability to manage this growth will depend upon, among other factors, our ability to broaden our management team; our ability to attract, hire, train, motivate and retain skilled employees; and the ability of our officers and key employees to continue to implement and improve our operational, financial and other systems. Our future success is heavily dependent upon achieving such growth. Any failure to effectively manage future growth could have a material adverse effect on our business, results of operations and financial condition.

We have outstanding litigation which we may not be able to settle, or which we may not be able to settle on terms favorable to us.

We are involved in certain litigation relating to our former businesses, including suits brought by us against DS Healthcare, suits brought against us by Mouzon and April Cantley, and a suit brought by a consumer regarding the no!no! product, as further described under “Legal Proceedings” below. We intend to vigorously defend claims brought against us, and to prosecute such suits to recoup sums owed to us. However, we may seek to settle such matters in order to avoid excessive legal fees and costs and the lengthy time such litigation may require in order to reach a resolution. However, there is no guarantee that we may be able to reach a settlement or resolution of such litigation, or that such a settlement or resolution will be reached in a manner that is advantageous to us, and in such cases we will need to proceed with litigation. Regardless of its outcome, litigation may result in substantial costs and expenses, and significantly divert the attention of management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, pending matters. In addition to the pending matters, future litigation, government proceedings, labor disputes, or environmental matters could lead to increased costs or interruption of our normal business operations, which could involve a costly and lengthy draw upon our resources and could result in a resolution to the litigation which may be detrimental to us.

We are the subject of certain tax audits which may not be resolved without impacting our operations.

We have in the past, and are currently, the subject of certain audits by state agencies for various tax matters including sales and use and corporate income taxes, and unclaimed property reporting. While past audits have been resolved without significant impact upon us or our operations, there is no guarantee that future audits will be resolved in a manner that is satisfactory to us or that has no material impact upon our operations. Such results could include the payment of assessments which could impact our remaining resources and affect our ability to continue our operations in the existing manner.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services and the inability to attract personnel for these positions.

We believe that our growth and future success will depend in large part upon the skills of our key management, technical and scientific personnel. Certain members of our management staff as well as other key employees may voluntarily terminate their employment with us at any time, with or without notice. There is substantial competition for personnel in the industries in which we operate, and we may face increased competition for such employees, resulting in the need to compensate these personnel at a higher-than-anticipated rate, a delay in replacing such personnel and integrating them into our operations, and the possibility that we may be unable to attract and retain these personnel. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to product development or approval, loss of sales and diversion of management resources, and may have an adverse effect on our business and our ability to grow that business.

In particular, our success depends in part upon the continued service and performance of Messrs. Suneet Singal and Stephen M. Johnson. We have fixed-term employment agreements with Messrs. Singal and Johnson; however, there are no assurances that the services of these individuals will be available to us for any specified period of time. The loss of the services of one or both of these officers could adversely affect our ability to develop and expand our business.

Additionally, we do not currently maintain “key person” life insurance on the lives of Messrs. Singal and Johnson, our other executives or any of our employees. Our lack of insurance means that we may not have adequate compensation for the loss of the services of our key employees, which could affect our ability to maintain the level of services formerly provided by those persons.

In our industry, there is substantial competition for key personnel in the regions in which we operate and we may face increased competition for such employees. If we are unable to attract key personnel in a timely manner, including key personnel who have critical industry experience and relationships in the regions in which we operate, it may have an adverse effect on our business and our ability to drive growth.

Risks Relating to this Offering and the Market for Our Common Stock Generally

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On September 28, 2017, we received formal notice that the Nasdaq Listing and Hearing Review Council, or the Listing Council, had granted our request for the resumption of trading of our common stock on the Nasdaq Capital Market, which took effect with the open of the market on October 2, 2017.

The Listing Council’s determination to continue our listing and resume trading of our common stock on Nasdaq followed the Listing Council’s conclusion that the Nasdaq Hearings Panel, or the Panel, erred when it determined to delist our securities from Nasdaq. As a result of the Panel’s decision, trading in our common stock was suspended on Nasdaq effective with the opening of business on July 7, 2017. Our common stock traded in the over-the-counter market between July 7, 2017 and October 1, 2017.

As previously disclosed by our company on Form 8-K’s filed with the SEC on May 26, 2017 and July 6, 2017, the Listing Qualifications Department of Nasdaq, or the Staff, notified us that the Staff had determined to delist our securities from Nasdaq based upon its determination that we failed to timely satisfy the requirements of Nasdaq Listing Rule 5110(a), or the Rule. The Rule requires an issuer to file an initial listing application and to satisfy all requirements for initial listing on Nasdaq prior to and upon the consummation of a “change of control” transaction, respectively.

Specifically, the Staff asserted that the consummation of the Initial Closing of the Contribution Agreement on May 17, 2017 constituted a “change of control” for purposes of the Rule and therefore required us to submit an initial listing application and to satisfy all requirements for initial listing on Nasdaq on or before May 17, 2017. As we did not do so, the Staff determined to delist our securities from Nasdaq.

We disputed the basis for the Staff’s delisting determination, and requested a hearing before the Panel to address the matter and to request the continued listing of our common stock on Nasdaq. In accordance with Nasdaq Listing Rules, our common stock continued to trade on Nasdaq pending the ultimate outcome of the Panel hearing process.

We appeared before the Panel on June 29, 2017. At the hearing, we asserted that no change of control occurred as a result of the Initial Closing, and therefore the Rule should not have been applied to our company. Notwithstanding, we committed to the Panel that we would take all necessary steps to timely evidence compliance with the Rule if and when an actual change of control were to occur in connection with the completion of additional phases under the Contribution Agreement. Following the hearing, on July 5, 2017, the Panel notified us that it had determined to delist our securities from Nasdaq due to our non-compliance with the Rule. As a result, trading in our common stock on Nasdaq was suspended effective with the opening of business on July 7, 2017. Upon the suspension of trading on Nasdaq, our common stock was eligible to trade in the OTC Markets’ “Pink” tier. Thereafter, on July 24, 2017, our common stock began trading on the OTCQB market, a higher qualitative tier within the OTC Markets system.

On July 20, 2017, we appealed the Panel’s decision to the Listing Council. Throughout the appeal process, which concluded with the issuance of the Listing Council’s decision on September 28, 2017, we consistently argued that the Initial Closing did not constitute a change of control for purposes of the Rule (or otherwise) and, therefore, the Rule should not have been applied to our company, the application of which ultimately resulted in the suspension of trading of our securities on Nasdaq. The Listing Council’s decision indicated its concurrence with our argument that the Initial Closing did not constitute a change of control for Nasdaq listing purposes, that the Panel therefore erred in its determination to delist our common stock, and that our common stock should be allowed to immediately resume trading on Nasdaq.

We cannot assure you that we will be able to meet the initial listing standards of Nasdaq once a change of control transaction under the Contribution Agreement occurs, or that we will be able to maintain our listing on Nasdaq and satisfy the requirements for continued listing even absent a change of control.

Our stock price has been and continues to be volatile.

The market price for our common stock could fluctuate due to various factors. In addition to other factors described in this section, these factors may include, among others:

●	conversion of outstanding stock options or warrants;

●	announcements by us or our competitors of new investments;

●	developments in existing or new litigation;

●	changes in government regulations;

●	fluctuations in our quarterly and annual operating results; and

●	general market and economic conditions.

In addition, the stock markets have, in recent years, experienced significant volume and price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market prices and the trading volume of our stock may continue to experience significant fluctuations due to the matters described above, as well as economic and political conditions in the United States and worldwide, investors’ attitudes towards our business prospects, and changes in the interests of the investing community. As a result, the market price of our common stock has been and may continue to be adversely affected and our stockholders may not be able to sell their shares or to sell them at desired prices.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Our common stock is a “penny stock” and is subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market, thus possibly making it more difficult for us to raise additional capital.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from this rule. In any event, even if our common stock were exempt from this rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

We may use these proceeds in ways with which you may not agree.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, if the warrants that may be issued are exercised for cash, then we will receive up to approximately $75 million in proceeds payable by a selling stockholder upon exercise of the warrants. While we currently intend to use these proceeds for working capital and general corporate purposes, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase our stock price.

Future sales or perceived sales of our common stock could depress our stock price.

The registration statement of which this prospectus is a part covers 77,622,194 shares of common stock. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, our stock price could decline. Moreover, the perceived risk of this potential dilution could cause stockholders to attempt to sell their shares and investors to short the shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares being offered for sale to increase, our stock price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Issuance of shares of our common stock upon the exercise of options or warrants will dilute the ownership interest of our existing stockholders and could adversely affect the market price of our common stock.

As of November 13, 2017, we had outstanding stock options to purchase an aggregate of 155,894 shares of common stock and warrants to purchase an aggregate of 64,500 shares of common stock. The exercise of the stock options and warrants and the sales of stock issuable pursuant to them would further reduce a stockholder’s percentage voting and ownership interest. Further, the stock options and warrants are likely to be exercised when our common stock is trading at a price that is higher than the exercise price of these options and warrants and we would be able to obtain a higher price for our common stock than we would receive under such options and warrants. The exercise, or potential exercise, of these options and warrants could adversely affect the market price of our common stock and the terms on which we could obtain additional financing. The ownership interest of our existing stockholders may be further diluted through adjustments to certain outstanding warrants under the terms of their anti-dilution provisions.

Our future capital needs could result in dilution of your investment.

Our Board of Directors may determine from time to time that there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would likely dilute the ownership interests of our current investors and may dilute the net tangible book value per share of our common stock. Investors in subsequent offerings may also have rights, preferences and privileges senior to our current stockholders which may adversely impact our current stockholders.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future.

The payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in any of our future debt agreements and other factors our Board of Directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Securities analysts may not initiate coverage for our common stock or may issue negative reports and this may have a negative impact on the market price of our common stock.

The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. It may be difficult for companies such as us, with smaller market capitalizations, to attract a sufficient number of securities analysts that will cover our common stock. If one or more of the analysts who elect to cover our company downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our stock.

Nevada law and our charter documents contain provisions that could delay or prevent actual and potential changes in control, even if they would benefit stockholders.

Our articles of incorporation authorize the issuance of preferred shares which may be issued with dividend, liquidation, voting and redemption rights senior to our common stock without prior approval by the stockholders. The preferred stock may be issued for such consideration as may be fixed from time to time by our Board of Directors. Our Board may issue such shares of preferred stock in one or more series, with such designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

The issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Preferred stock may be issued quickly with terms calculated to discourage, make more difficult, delay or prevent a change in control of our company or make removal of management more difficult. As a result, our Board of Directors’ ability to issue preferred stock may discourage the potential hostile acquirer, possibly resulting in beneficial negotiations. Negotiating with an unfriendly acquirer may result in, among other things, terms more favorable to us and our stockholders. Conversely, the issuance of preferred stock may adversely affect any market price of, and the voting and other rights of the holders of the common stock.

These and other provisions in the Nevada corporate statutes and our charter documents could delay or prevent actual and potential changes in control, even if they would benefit our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the other materials we have filed or will file with the SEC contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements regarding our business strategy, expectations and plans regarding our product candidates, our objectives for future operations and our future financial position. When used in this prospectus or in the other materials we have filed or will file with the SEC, the words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “indicate,” “seek,” “project,” “plan,” “could,” “should” or “would” and similar expressions are intended to identify forward-looking statements. Among the factors that could cause or contribute to material differences between our actual results and those indicated from the forward-looking statements are risks and uncertainties inherent in our business, including, but not limited to:

●	our ability to complete all phases of the Contribution Transaction;

●	our ability to successfully integrate the acquired real estate business;

●	our ability to retain key employees;

●	demand fluctuations in the real estate industry;

●	adverse changes in economic conditions in markets where our real estate investments may be made;

●	possible decreases in the market value of our future real estate investments;

●	our ability to obtain adequate financing to fund our future property acquisitions and project developments;

●	the possibility that we may not recover our advance costs in each real estate development project;

●	our reliance on subcontractors to construct each property, and on building supply companies to provide components for each property’s construction;

●	competition in the real estate industry;

●	the possibility that legal challenges or governmental regulations may delay the start or completion of construction on our projected real estate ventures, increase our expenses, or limit our construction activities;

●	the potential for increased costs or shortages of labor or components, or other circumstances beyond our control;

●	our ability to continue as a going-concern;

●	our ability to raise capital when needed;

●	economic, political or other developments in foreign countries in which we do business;

●	the international nature of our business; and

●	results of existing or future litigation.

Additional factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed under the heading “Risk Factors” and those discussed in other documents we file with the SEC and incorporate herein. Except as required by law, we do not intend to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. If the warrants that may be issued are exercised for cash, then we will receive approximately $75 million in proceeds payable by a selling stockholder upon exercise of the warrants.

We have no specific plan for such proceeds except to generate funds for working capital and general corporate purposes, including to fund potential future acquisitions.

We will have broad discretion in the way that we use these proceeds. See “Risk Factors—Risks Relating to this Offering and the Market for Our Common Stock Generally—We may use these proceeds in ways with which you may not agree.”

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering up to 77,622,194 shares of our common stock for resale, from time to time, by the selling stockholders identified below, which includes:

●	879,234 shares of common stock issued to the Contributor pursuant to the Contribution Agreement;

●	3,091,700 shares of common stock that may be issued upon the conversion of 123,668 shares of Series A Convertible Preferred Stock that have been issued to the Contributor pursuant to the Contribution Agreement;

●	7,941,866 additional shares of common stock that may be issued to the Contributor upon the Mandatory Entity Interest Closing (as defined in the Contribution Agreement);

●	34,328,714 additional shares of common stock that may be issued to the Contributor upon the Optional Entity Interest Closing (as defined in the Contribution Agreement);

●	25,000,000 additional shares of common stock that may be issued upon conversion of a warrant that may be issued to the Contributor upon the Optional Entity Interest Closing; and

●	6,380,680 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Notes issued to certain selling stockholders.

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares offered under this prospectus before selling them, and we cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock being offered hereunder. As noted above, 67,270,580 of the shares being offered under this prospectus have not been issued as of the date of this prospectus and will be issued by us upon the Mandatory Entity Interest Closing and Optional Entity Interest Closing.

The following table sets forth the name of each selling stockholder, the number of shares beneficially owned by such selling stockholder as of November 13, 2017, the total number of shares that may be offered under this prospectus by such selling stockholder, and the number of shares of our common stock and the percentage of our common stock to be owned by such selling stockholder after completion of this offering, assuming that all shares offered hereunder are sold by such selling stockholder. Except as otherwise disclosed in this prospectus, the selling stockholders have not, or within the past three years has not, had any position, office or other material relationship with us. Other than the costs of preparing and providing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling stockholders.

Name	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Being Offered	Number of Shares of Common Stock Beneficially Owned After this Offering(2)	Percentage of Shares of Common Stock Owned After this Offering(1)
First Capital Real Estate Operating Partnership, L.P.(3) 410 Park Avenue 14th Floor New York NY 10022	71,241,514	71,241,514	0	*
Dolev Rafaeli (4) 5 Lambs Lane Cresskill, NJ 07626	3,773,070	3,553,946	219,124	4.15%
Dennis M. McGrath (5) 2 Colonial Court Medford, NJ 08055	1,197,461	1,108,693	88,768	1.68%
Yoav Ben-Dror (6) 66 Pinkas st Tel Aviv 6215719 Israel	2,028,725	1,718,041	310,684	5.92%

* Less than 1%

(1)	The number of shares of common stock beneficially owned by the selling stockholders prior to this offering is based upon information provided to us by the selling stockholders. The percentage of common stock owned after the offering is based on 5,240,328 shares of our common stock outstanding as of November 13, 2017. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

(2)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although, to our knowledge, the selling stockholders are not under any obligation to sell any shares of common stock at this time.

(3)	Suneet Singal is the Chief Executive Officer of First Capital Real Estate Trust Incorporated, the general partner of First Capital Real Estate Operating Partnership, L.P., and has voting and dispositive power over the securities held by it. Mr. Singal disclaims beneficial ownership of such shares.

(4)	Includes 149,774 shares of common stock, 33,750 additional shares of common stock subject to restriction agreements with us, vested options to purchase 35,600 shares of common stock, and up to 3,553,946 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Note in the principal amount of $3,133,934 issued to Mr. Rafaeli. Does not include unvested options to purchase up to 1,900 shares of common stock, which may vest more than 60 days after November 13, 2017.

(5)	Includes 26,528 shares of common stock, 24,750 additional shares of common stock subject to restriction agreements with us, vested options to purchase 37,490 shares of common stock, and up to 1,108,693 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Note in the principal amount of $977,666 issued to Mr. McGrath. Does not include unvested options to purchase up to 1,400 shares of common stock, which may vest more than 60 days after November 13, 2017.

(6)	Includes 299,184 shares of common stock, warrants to purchase 11,500 shares of common stock, and up to 1,718,041 shares of common stock that may be issued upon the conversion of the principal and interest of the Payout Note in the principal amount of $1,515,000 issued to Mr. Ben-Dror.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Contributor, a selling stockholder under this prospectus, may distribute the shares held by it that are covered by this prospectus to its parent company, the Contributor Parent. The Contributor Parent has approximately 1,000 beneficial owners of its common stock. The Contributor Parent may distribute the shares received from the Contributor to its several shareholders under this prospectus and as part of this plan of distribution.

The selling stockholders may also sell shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Jolley Urga Woodbury Holthus & Rose.

EXPERTS

Our consolidated financial statements as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for the years then ended are incorporated by reference herein and in the registration statement in reliance upon the report of Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We post on our public website (www.photomedex.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding us at www.sec.gov.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information contained in documents that we file with them. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete. You should read the information incorporated by reference for more detail.

We are incorporating by reference into this prospectus the documents listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K). Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Accordingly, we incorporate by reference into this prospectus the documents listed below:

●	Our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 31, 2017;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 17, 2017;

●	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 21, 2017;

●	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 14, 2017;

●	Our Current Reports on Form 8-K filed with the SEC on January 20, 2017, January 24, 2017, January 27, 2017, March 21, 2017, April 3, 2017, May 19, 2017, May 26, 2017, June 28, 2017, July 6, 2017, July 10, 2017, July 18, 2017, July 26, 2017, July 31, 2017, and August 3, 2017, September 18, 2017, September 19, 2017, September 28, 2017, October 2, 2017, October 18, 2017, October 25, 2017 and October 31, 2017;

●	The description of our common stock contained in our registration statements filed on Form 8-A under the Exchange Act including any amendments or reports filed for the purpose of updating that description; and

●	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering and also between the date of filing of the initial registration statement and prior to effectiveness of the registration statement.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus upon written or oral request at no cost to the requester. Requests should be directed to: FC Global Realty Incorporated, 410 Park Avenue 14th Floor, New York NY 10022, Attn: Corporate Secretary, telephone: (215) 619-3600. Copies of any of these documents may also be obtained free of charge through our website at www.photomedex.com.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. That registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

77,622,194 Shares

FC Global Realty Incorporated

Common Stock

PROSPECTUS

, 2017

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be paid
SEC Registration fee		$15,692.42
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees		*
Miscellaneous		*
Total	$	*

*To be filed by amendment.

Item 15. Indemnification of Directors and Officers

Our articles of incorporation and bylaws provide that we shall, to the maximum extent permitted under the applicable law and except as set forth below, indemnify, old harmless and, upon request, advance expenses to each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at the request of our company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (any such person being referred to hereafter as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, we shall not indemnify an Indemnitee seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof initiated by the Indemnitee unless the initiation thereof was approved by our Board.

Our directors and executive officers are insured against damages from actions and claims incurred in the course of performing their duties, subject to certain limitations, and expenses incurred in defending lawsuits arising from certain alleged acts against directors and executive officers.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of our articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

The information required by this item is set forth on the exhibit index that follows the signature page of this registration statement.

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 14th day of November, 2017.

FC GLOBAL REALTY INCORPORATED

By:	/s/ Suneet Singal
Suneet Singal Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
5.1*	Opinion of Jolley Urga Woodbury Holthus & Rose as to the legality of the shares
23.1	Consent of Fahn Kanne & Co. Grant Thornton Israel
23.2*	Consent of Jolley Urga Woodbury Holthus & Rose (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)

*To be filed by amendment.